Filed Pursuant to Rule 424(b)(5)

Registration No. 333-249641

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT Dated December 1, 2020

(To Prospectus dated November 10, 2020)

COHEN & COMPANY INC.

Up to $9,318,043

Shares of common stock

This Supplement No. 1 (this “Supplement”) updates and amends certain information contained in the prospectus supplement dated December 1, 2020 (the “Original Supplement”) and filed by Cohen & Company Inc., a Maryland corporation (“us,” or “our”), with the Securities and Exchange Commission on December 2, 2020. The Original Supplement supplemented our prospectus, dated November 10, 2020 (the “Base Prospectus” and, together with the Original Supplement, the “Original Prospectus”). This Supplement and the Original Supplement form part of our Registration Statement on Form S-3, dated November 10, 2020 (Registration No. 333-249641) (the “Registration Statement”) relating to the offer and sale of shares of our common stock, par value $0.01 per share (“common stock”), having an aggregate offering price of up to $75,000,000 million from time to time pursuant to an Equity Distribution Agreement (the “Sale Agreement”), with Northland Securities, Inc. (trade name Northland Capital Markets) (“Northland”).

This Supplement is being filed to amend certain information contained in the Original Prospectus to update our disclosure therein regarding the dollar amount of shares which we may sell in any twelve (12)-month period pursuant to the Registration Statement and in accordance with the Sales Agreement and General Instruction I.B.6 of Form S-3.

This Supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This Supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto.

The aggregate market value of our outstanding common stock held by non-affiliates on December 2, 2020, the date of the Original Supplement, was approximately $15,324,409, which amount was calculated based on (i) 709,792 shares of our outstanding common stock held by non-affiliates on December 2, 2020, and (ii) a price of $21.59 per share, the closing price of the common stock on October 12, 2020 (which was the highest closing sale price of our common stock on the NYSE American stock exchange within the sixty (60) days prior to December 2, 2020). Accordingly, based on the public float of $15,324,409 on December 2, 2020 and in accordance with General Instruction I.B.6 of From S-3 and the Sales Agreement, the Original Supplement reported that we could offer and sell shares of common stock having an aggregate offering price of up to $5,108,136 (which is one third of $15,324,409) in any twelve (12) month calendar period from time to time through Northland. In the Original Supplement, we also reported that, if our public float increased such that we could sell additional amounts of common stock under the Sale Agreement and the Registration Statement, we would file a prospectus supplement prior to making sales of such additional common stock.

Since the date of the Original Supplement, our public float has increased such that we may sell additional amounts of common stock under the Sale Agreement and the Registration Statement. Accordingly, we are filing this Supplement to amend the Original Prospectus to reflect such increase in our public float and such ability to sell additional common stock under the Sale Agreement and the Registration Statement.

As of March 5, 2021, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $27,954,128, which amount was calculated based on (i) 681,808 shares of our outstanding common stock held by non-affiliates on March 5, 2021, and (ii) a price of $41.00 per share, the closing price of the common stock on March 3, 2021 (which was the highest closing sale price of our common stock on the NYSE American stock exchange within the sixty (60) days prior to March 5, 2021). Further, during the twelve (12) calendar months prior to and including the date of this Supplement, we sold $0 of securities pursuant to the Registration Statement and Original Prospectus.

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Accordingly, based on our public float of $27,954,128 on March 5, 2021, and in accordance with General Instruction I.B.6 of Form S-3 and the Sales Agreement, this Supplement hereby amends the Original Supplement to reflect that we may offer and sell shares of common stock having an aggregate offering price of up to $9,318,043 (which is one third of $27,954,128) in any twelve (12) month calendar period from time to time through Northland. If our public float further increases such that we may offer and sell more than $9,318,043 under General Instruction I.B.6 of Form S-3, we will file another prospectus supplement prior to making sales in excess of such amount.

In no event will we sell securities in public primary offerings on Form S-3 with a value exceeding more than one-third of our public float (as defined by General Instruction I.B.6) in any twelve (12) calendar month period so long as our public float remains below $75 million.

Our common stock trades on the NYSE American stock exchange under the symbol “COHN”. On March 5, 2021, the last reported sale price of our common stock on the NYSE American stock exchange was $27.47 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” in the documents incorporated by reference in this Supplement, and under similar headings in the documents incorporated by reference therein and in the accompanying base prospectus.

The market price of our common stock may be volatile and may be affected by market conditions beyond our control, and purchasers in this offering could incur substantial losses. Our stock price has been volatile. As a result of this volatility, investors may experience losses on their investment in our common stock. For example, between February 26, 2021 and March 4, 2021, the intra-day sales price of our common stock fluctuated between a reported low sale price of $17.00 and a reported high sales price of $52.70, closing at $32.00 on March 4, 2021. We may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may or may not coincide in timing with the disclosure of news or developments by us. In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of the issuer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement and the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Northland Capital Markets

The date of this prospectus supplement is March 8, 2021

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